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Heidi Steele Attorney at Law hsteele@mwe.com +1 312 984 3624

June 16, 2009

By EDGAR

Ms. Christina E. Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Security and Exchange Commission

100 F St., NE

Washington, DC 20549

Re:	CPI Corp.
Preliminary Proxy Statement on Schedule 14A
Filed on June 5, 2009
File No. 001-10204

Dear Ms. Chalk:

On behalf of CPI Corp. (the “Company”), we are responding to comments received from the staff of the Office of Mergers and Acquisitions (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated June 15, 2009 relating to the above referenced filing of the Company. For your convenience, our responses are prefaced by the Staff’s corresponding comments in bold text. In connection with this letter, we have filed an Amendment No. 2 to the Company’s preliminary proxy statement with the Commission.

Election of Directors, page 3

1.

You state that, if any one or more of the nominees “becomes unavailable” for election, the holders of the proxies will vote for such person or persons as may be designated by the Board of Directors. Please revise to indicate that

United States Security and Exchange Commission

June 16, 2009

this discretionary authority is only applicable if a nominee is “unable to serve or for good cause will not serve .” See Rule 14a-4(c)(5).

Response. The Company has revised the preliminary proxy statement to reflect the Staff’s comment.

The Ramius Group Proxy Solicitation, page 4

2.	You state that, from April 22, 2009 through May 6, 2009, the Ramius Group sold shares of your common stock in the open market. Please disclose how many shares were sold during this period.

Response. The Company has revised the preliminary proxy statement to reflect the Staff’s comment.

3.

Please support, or place in better context, your statements that Ramius has “repeatedly expressed interest in gaining liquidity for its investment;’ has “pressed the Board for a sale of the Company,” and has “an interest in liquidating its position.” Be as specific as possible about the timing of such statements, what potential transactions or kinds of transactions were referenced, etc.

Response. The Company has provided additional factual support to support the Company’s statements referenced in the Staff’s comment and has revised the section heading as well. Please see the additional support for these statements under the new heading "The Company believes that the Ramius's Group's interests are misaligned with those of other shareholders" included on page 6 of the preliminary proxy statement.

The Ramius Group wants more control over the Company, page 7

4.

Please clarify why you believe the Ramius Group’s refusal to initially identify its potential nominees, standing by itself, demonstrates that the Ramius Group it trying to gain influence over the company.

Response. The Company has revised the preliminary proxy statement to explain why it believes that the Ramius Group’s refusal to initially identify its potential nominees reflects the Ramius Group’s efforts to gain influence over the Company. By refusing to identify the nominees, Ramius attempted to exclude the Board from any input on these director nominees, which would diminish the influence of CPI’s Nominating and Governance Committee with respect to the corporate governance of the Company.

5.

Please revise the tabular disclosure on page 9 to include Mr. Finkelstein’s age. See Item 7(b) of Schedule 14A and Item 401(a) of Regulation S-K. Please also confirm that you have made all required disclosures regarding Mr. Finkelstein under Item 404(a) of Regulation S-K. See Item 7(b) of Schedule 14A.

United States Security and Exchange Commission

June 16, 2009

Response. The Company has revised the preliminary proxy statement to reflect Mr. Finkelstein’s age. The Company confirms that it has made all required disclosures regarding Mr. Finkelstein under Item 404(a) of Regulation S-K.

Security Ownership of Management, page 12

6.	Please revise your beneficial ownership table to include the security ownership of your new nominee, Mr. Finkelstein . See Item 6(d) of Schedule 14A and Item 403 (b) of Regulation S-K.

Response. The Company has revised the preliminary proxy statement to reflect the Staff’s comment.

Form of Proxy

7.

We note your response to comment 6 of our prior letter. However, you do not appear to have revised your proxy as indicated in your response to provide a means for shareholders to vote against each nominee . Please revise your proxy.

Response. The Company has revised the preliminary proxy statement to reflect the Staff’s comment. Stockholders have the ability on the proxy card to vote "against" each nominee.

*****

As the Company would like to print and mail its proxy statement to its stockholders as soon as possible, we would appreciate your prompt attention to this matter. Please call the undersigned at (312) 984-3624 if you have any questions about the above responses, or require any further information.

Very truly yours,

Heidi Steele

/s/ Heidi J. Steele

Heidi J. Steele